Rail Mergers: Norfolk Southern should join Conrail by David R. Goode

           In war, it makes little sense to achieve victory or peace if, in the process, you have "made a desert," as one victim of the expansion-minded Roman Empire observed.

           The same is true in business, especially in the railroad business. Mergers that do not promote healthy competition hurt the producers and shippers of raw and manufactured goods, as well as the eventual consumers of those products.

           With this in mind, it is easy to see why Norfolk Southern's bid to purchase Conrail is superior to that of CSX's. Our bid encourages balanced rail competition, while CSX's ignores the issue. Consider these fundamentals:

           Competition requires rail systems of comparable size and scope. Railroading is a network business with increasing economies of scale. In a global economy, significantly smaller competitors can be handicapped. Today, Norfolk Southern and CSX are roughly at parity, one with 45% and the other with 55% of their combined business. A CSX-Conrail combination would produce a lopsided 70-30 disparity, while an NS-Conrail combination would be closer to a more balanced 60-40 split (which we are willing to work to reduce even further).

           Competition requires that the largest markets be served by two railroads. Shippers want to move traffic between points A and Z -- not from A to B. If one railroad has the biggest markets to itself, shippers will have to use that railroad. A quick look at the railroad map reveals that NS has fewer routes and markets that overlap Conrail than does CSX. An NS-Conrail combination would give more markets the benefits of competing rail service.

           Competition requires that railroads own their own routes. Trackage rights can work as shortcuts and in other special situations, and NS uses them when appropriate. But a railroad that owns its own lines has the incentive to make the investment in maintenance that is essential to providing safe, efficient and competitive service. When NS acquires Conrail, we will offer to sell CSX a line into New York/New Jersey, preserving real competition in one of the world's largest markets.

           Competition requires effective terminal access. It doesn't do any good to ride the train if you can't get off. That's why railroads need access to yards and intermodal and multimodal terminals in order to be competitive.

           NS acknowledges every railroad's need to buy, build, operate and access its own terminal facilities.

           Competition is not free. Indeed, it is weakened when less than fair value is paid for assets. Norfolk Southern's all-cash offer of $100 a share easily exceeds CSX's cash and stock offer valued at less than $90 a share. Our competitors will have to pay fair price for any assets they acquire from us, based on a formula that factors in revenues and reflects the costs of the acquisition to NS.

           Norfolk Southern's focus on the competitive issues relating to Conrail is not altruistic. As the nation's most efficient railroad year-in and year-out, we support balanced competition because we know we will perform well in such an environment. Balanced competition will benefit our customers, our shareholders, our employees and the communities we serve. Balanced competition won't create a Roman desert -- but rather an oasis in which everyone can thrive.